August 17, 2026

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

        Re: Bilibili Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2025
            Filed April 16, 2026
            File No. 001-38429
Dear Rui Chen:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Haiping Li